NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Walmart Inc.

Name of persons relying on exemption: Oxfam America

Address of persons relying on exemption: 77 N. Washington St., Suite 500, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Walmart Inc. Shareholders

RE: Item No. 6 (“Human Rights Impact Assessments”)

DATE: April 29, 2024

CONTACT:   Diana Kearney, Oxfam, at diana.kearney@oxfam.org

I.	Resolved clause and supporting statement of the proposal:

RESOLVED, Shareholders request that Walmart publish Human Rights Impact Assessment(s) (HRIAs), at reasonable cost and omitting confidential information, examining the actual and potential impacts of one or more high-risk commodity in Walmart’s supply chain or facility in its operations. A report on the assessment should be published on the company’s website.

Supporting Statement:

Proponents recommend that HRIAs include:

• Human rights standards and principles used to frame the assessments;

• The rationale for selecting the high-risk commodity or operation;

• Actual and potential adverse impacts associated with the product or operation;

• Types and extent of stakeholder consultation;

• Walmart’s connection and level of responsibility to the risks identified; and

• Time-bound action plans presenting how the findings will be implemented to prevent, mitigate and/or remedy impacts.

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II.	Arguments in Favor of a “Yes” Vote

A.	Support for this Resolution is Warranted Because:

1. Walmart’s recent commitment to conduct HRIAs – made only after the filing of Oxfam’s proposal – fails to include any commitment to communicate the findings of the HRIA to investors, which is one of the 4 central pillars to a meaningful HRIA and hence a critical omission. In our view, human rights concerns that a company decides not to disclose to investors is unlikely to be addressed, meaning the significant reputational risks of human rights abuses are likely to continue under the HRIA model Walmart proposes. Effective HRIAs must be accompanied by disclosure of the actual human rights impacts identified, and a timebound action plan for how the company intends to address any such impacts. While Walmart has announced a commitment to complete certain HRIAs, its statement in opposition simply says the company will communicate its “aspirations, focus areas, progress and challenges” – not the findings. While we applaud the commitment to conduct an HRIA, Walmart’s failure to commit to publishing the findings or an action plan that describes how the company will address any human rights abuses discovered means that investors have no insight into whether the company is reducing these critical risks. The proposal gives Walmart discretion to omit confidential or proprietary information from public disclosures.

2.	As the largest private employer in the United States, Walmart’s labor practices, disputes with employees, and relationships with suppliers operating in high-risk sectors expose Walmart and its investors to legal, reputational and financial risk.

3.	By proactively identifying and addressing labor conflicts before they generate financial risk, Walmart can mitigate negative public perception of the company with respect to allegations of poor working conditions both for its own associates and for workers throughout its global supply chains.

Companies that cause, contribute to, or are directly linked to human rights abuses face material risks which can undermine shareholder value. As one of the largest companies in the United States, Walmart’s relationships with workers and high-risk suppliers can expose it to reputational, legal, operational, and ultimately financial risks. Increased public scrutiny on employers whose workers lack dignified work conditions, business practices that perpetuate economic inequality,1 and reliance upon high-risk suppliers magnify these risks.

HRIAs can help mitigate these risks by enabling Walmart to identify, analyze, and address the root causes of those risks. They can also help prepare companies for regulatory changes, like the European Corporate Sustainability Due Diligence Directive and the Uyghur Forced Labor Prevention Act, thereby mitigating potential legal risks.

For these reasons, Walmart competitors including Kroger, Jumbo, and Tesco have already committed to conduct HRIAs.

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4.	Media Outlets are Reporting on Walmart’s Alleged Human Rights Violations

The poor treatment and conditions for workers within Walmart’s operations and in its global supply chain continue to capture media attention, highlighting the insufficiency of Walmart’s human rights due diligence policies and disclosure. We are concerned about the reputational, legal, and financial risks posed to Walmart as a result of these reports. This includes serious allegations such as:

•	Forced Labor. Walmart failed to identify forced labor within its supply chain. In December of 2022, a federal court found the owner of Los Villatoros Harvesting LLC guilty of conspiracy to commit forced labor.[2] This prosecution occurred after an investigation by the Department of Labor in 2017 which resulted in the finding that the owner violated the Migrant and Seasonal Agricultural Worker Protection Act and the Fair Labor Standards Act. The company employed workers to harvest watermelons for Carlton Farms, Inc., which supplied watermelons for sale at Walmart.

•	Child Labor. Walmart also failed to prevent or mitigate child labor within its U.S. supply chain. In February of 2023, the New York Times reported that illegal migrant child laborers work for Walmart's domestic suppliers.[3] The reporting on illegal child labor generating these products during overnight shifts led lawmakers to “Clamor for Action…As Outrage Grows.”[4]

•	Insufficient Sick Leave. Additionally, Walmart is accused of providing insufficient sick leave for its employees, particularly during the pandemic.[5] In 2022, one Walmart employee died after suffering from a medical incident after spending two hours in the store bathroom. Her mother stated that she stayed at work due to fear of “losing a paycheck, or even her job, for putting her health first.”[6] Walmart’s policies are creating very real threats to fundamental human rights, including the right to health, the right to just and favorable conditions at work, and even the right to life.

•	Treatment of Pregnant Workers. Walmart has made headlines over the years for allegedly denying pregnant workers light work duty and other accommodations that were given to injured workers. In 2020, Walmart paid $14 million to settle a class action suit on behalf of 4,000 pregnant women in 39 states who said they were discriminated against because Walmart denied them necessary workplace accommodations[7]. In 2022, another discrimination suit against Walmart was dismissed because the court found that Walmart treated all employees the same in denying light work duty. However, the case brought scrutiny from the public and created headlines about the allegations put pressure on Congress to intervene.[8] Such policies violate the right to be free from discrimination, and would likely be caught in an HRIA.

•	Insufficient Wages. Recent scholarship found that in 2022, at least half of Walmart’s hourly workers earn under $29,000 annually,[9] insufficient wages for a basic standard of living. These low wages impact a broad range of human rights, ranging from the right to food to the right to an adequate standard of living.

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•	International Supply Chain Concerns. The allegations of poor worker treatment are not limited to the United States. Walmart has been accused of selling Milwaukee gloves allegedly made from forced prison labor in southeast Asia. Milwaukee Tools, The Home Depot, Inc., and Amazon.com all responded to such allegations while Walmart did not.[10] Additionally, workers in Taiwanese factories The New Yorker identifies as producing goods for Walmart have reportedly been forced to pay recruitment fees for such labor. It was reported that Walmart has not disclosed whether it has audited its Taiwanese suppliers.[11]

•	Global human rights concerns have spurred additional scrutiny of Walmart. This includes the Reuters investigation into Walmart suppliers using forced prison labor in Cambodia;[12] the Associated Press/Corporate Accountability Lab investigation on forced labor and dangerous conditions in shrimp supply chains in India, from which Walmart sources its Great Value label;[13] and the New Yorker/ Outlaw Ocean investigations exposing widespread use of trafficked labor on fishing ships[14] and the use of North Korean labor in processing plants producing seafood sold by Walmart.[15] This reporting has led to actions from the E.U. parliament, U.S. Congress and intense pressure on federal agencies to force companies like Walmart to better track their supply chains.[16] Human rights violations including extreme hours, inhumane conditions and low pay also continue to plague sectors like the seafood industry which retailers like Walmart source from in huge numbers.[17]

5.	Walmart’s Existing HRIA Policies and Practices are Insufficient and its Current Reporting and Recent HRIA Commitment do not Satisfy the Proposal Request.

To date, Walmart has failed to publicly commit to publish the findings of a single HRIA of the company’s supply chains or own internal workforce and operations. We believe that this is a missed opportunity to reduce significant potential risks to the company and its investors at a relatively low-cost. [We applaud the company’s commitment to conduct an HRIA, but this does not comport with best practice under the U.N. Guiding Principles on Business and Human Rights (UNGPs) and falls short of the HRIA commitments that industry peers have made: peers including Kroger, Albert Heijn, and Nestle, have all made commitments to publish the findings of their HRIAs. HRIAs that do not disclose the findings of human rights abuses or describe how the company plans to address those risks leave investors in the dark about adverse human rights impacts identified and steps the company has taken or plans to take to mitigate those impacts. The absence of that information prevents shareholders from assessing the quality of a company’s management of risks associated with human rights abuses – which are particularly pronounced for a high-profile company like Walmart.

While Walmart is currently taking some steps to address human rights risks, we believe that the Company cannot meaningfully identify and address human rights risks until it begins administering robust and meaningful HRIAs (including the publication of both their relevant findings and a timebound and detailed action plan for mitigating and remediating any identified risks).

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1.	Walmart has failed to complete human rights impacts assessments (HRIAs), a critical tool for reducing risks surrounding labor abuses.

To date, instead of completing HRIAs, the Company appears to have relied primarily on social audits. However, social audits are unable to reliably identify labor concerns because they only offer a partial vision of the situation. for example, The New York Times documented that Walmart’s social auditors “consistently miss” child migrant labor: not only do auditors typically visit during daytime hours while children tend to work at night, but they are “moving quickly, leaving early or simply not sent to the part of the supply chain where the children were working.”18 Auditors also report being reprimanded by supervisors for making findings of labor abuses in U.S. factories; when the New York Times identified a Walmart supplier that was unable to verify the age of its workers, Walmart simply declined to comment.19 Furthermore, social audits usually do not require rights holder engagement. Walmart must move beyond such piecemeal attempts to verify labor abuses and commit to conduct HRIAs, starting with its high risk value chains. As an example of the possible full disclosure and commitment that Walmart could complete, in Kroger’s Human Rights Policy, Kroger committed to “assessing human rights risks on an ongoing basis” and further stated: “We will also conduct human rights impact assessments (HRIA) for specific commodities and countries to inform our risk assessment and management.”20

2.	Vague commitments to conduct HRIAs do not satisfy international human rights best practices.

In line with international human rights standards, HRIAs must meet certain basic standards. Companies must:

•	Ensure that the HRIAs are conducted with meaningful rights holder engagement and through a gender equity lens.

•	Publish the findings of the HRIAs within one year of their commencement.

•	Publish a timebound action plan outlining how it will mitigate and/or remedy the risks identified in the HRIA (either as a standalone publication or within the company’s scheduled ESG disclosures) within six months of the publication of the HRIA findings.[21]

To date, Walmart has refused to commit to an HRIA in line with these basic precepts. It has declined to publicize the findings of its HRIA, and will only commit to conducting a report for internal use, which means investors cannot assess the company’s human rights risks. Given that the resolved clause explicitly allows the company exclude confidential and proprietary information from the HRIA, one possible interpretation of its insistence on only publishing a summary suggests is that it intends to withhold more than confidential information. Further, Walmart has not committed to publish an action plan that would explain to investors how it intends to mitigate the risks that it finds and remedy actual impacts.

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3.	Walmart has not addressed the scope of its engagement with rights holders and other stakeholders.

In order to gauge human rights risks, HRIAs should include “meaningful consultation with potentially affected groups and other relevant stakeholders.”22 Otherwise key risks will be missed. For example, such an engagement with the seasonal workers harvesting watermelons as part of an HRIA of Walmart suppliers in Florida might have forewarned the Company about the use of forced labor in its supply chain.

Walmart should communicate its engagement strategy specifying how and when the company engages with rights holders (including its own workers), as provided for by the UNGPs. To increase the likelihood that labor rights issues are identified, engagement should be ongoing and ensure significant participation of all potentially impacted rights-holders.

4.	HRIAs Help to Safeguard a Company’s Bottom Line

As has now been well documented, companies that fail to prevent and mitigate human rights risks for workers across their global supply chains may face legal actions potentially resulting in financial costs. HRIAs enable a company to detect emerging human rights risks and redress harm, which in turn allows the company to both protect itself against fines and a tarnished reputation.

HRIAs not only can protect workers and community members who may be harmed by company operations, but also help businesses minimize operational, reputational, and legal risks. As a result, identifying, preventing and mitigating human rights abuses also may benefit Walmart’s bottom line. For example:

•	HRIAs can mitigate the risk that a company will face fines and lawsuits from injured employees and others adversely impacted in the company’s operations and supply chain.

•	Walmart risks falling behind competitor and peer companies that are already utilizing HRIAs. For example, Walmart competitor Kroger published a report of the findings of its 2023 HRIA on greens sourced from Mexico and the US,[23] And Amazon – Walmart’s biggest e-commerce competitor – published the findings of its Twitch HRIA in April 2023.[24]

We urge shareholders to vote “Yes” on Proposal No. 6 to help reduce Walmart’s risks related to human rights.

For questions, please contact Diana Kearney, Oxfam, at diana.kearney@oxfam.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Oxfam America is not able to vote your proxies, nor does this communication contemplate such an event. Oxfam America urges shareholders to vote for Item No. 6 following the instructions provided on management's proxy mailing at the Annual Meeting of Walmart (WMT) on June 5, 2024.

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1 https://equitablegrowth.org/walmart-is-a-monopsonist-that-depresses-earnings-and-employment-beyond-its-ownwalls-but-u-s-policymakers-can-do-something-about-it/

2 https://www.dol.gov/newsroom/releases/whd/whd20230202-2; https://www.business-humanrights.org/en/latest-news/usa-mexican-workers-contracted-by-lvh-subject-to-forced-labour-on-watermelon-farms-supplying-to-walmart-kroger-sams-club-schnucks/

3 https://www.nytimes.com/2023/02/25/us/unaccompanied-migrant-child-workers-exploitation.html.

4 https://www.nytimes.com/2023/03/03/us/politics/lawmakers-child-migrant-labor.html. Walmart commented that it would investigate.

5 https://www.businessinsider.com/walmart-target-workers-describe-working-conditions-during-coronavirus-2020-3

6 https://arktimes.com/arkansas-blog/2023/01/16/no-more-walmart-associates-should-be-left-to-die-north-little-rock-family-battles-for-worker-rights-one-year-after-loss

7 https://www.washingtonpost.com/dc-md-va/2020/04/29/walmart-pregnant-workers-discrimination-settlement/

8 https://news.bloomberglaw.com/daily-labor-report/walmart-pregnancy-accommodation-ruling-puts-pressure-on-congress

9 https://www.cbsnews.com/news/walmart-minimum-wage-20-an-hour-still-broke-rick-wartzman-author/

10 https://www.business-humanrights.org/en/latest-news/human-rights-advocates-raise-concerns-that-milwaukee-tool-gloves-are-made-with-forced-labour-in-a-chinese-prison-incl-co-responses/; https://www.business-humanrights.org/en/latest-news/letter-to-walmart-ceo-doug-mcmillion-to-stop-selling-milwaukee-gloves-made-by-slave-labor/; https://chinaaid.org/cheng-yuans-wife-petitions-against-milwaukee-tool-for-using-slave-labor/

11 https://www.business-humanrights.org/en/latest-news/taiwan-migrant-workers-reportedly-pay-up-to-usd6150-to-secure-low-wage-jobs-producing-goods-for-multinationals-incl-comments-from-loreal-walmart-others/; Inside North Korea’s Forced-Labor Program in China | The New Yorker

12 https://www.reuters.com/sustainability/walmart-centric-probe-suppliers-potential-links-cambodia-womens-prison2023-08- 21/#:~:text=PHNOM%20PENH%2FNEW%20YORK%2C%20Aug,from%20a%20U.S.%20industry%20group

13 https://apnews.com/article/india-shrimp-seafood-industry-labor-abuses-us-imports-e5b51878eafbb6e28977710b191eb7de

14 www.newyorker.com/magazine/2023/10/16/the-crimes-behind-the-seafood-you-eat

15 https://www.newyorker.com/magazine/2024/03/04/inside-north-koreas-forced-labor-program-in-china

16 See, e.g., this letter calling on a retail competitor to produce audit and risk assessment findings https://www.politico.com/f/?id=0000018b-8aa5-d87f-afff-8be7ea010000

17 Behind the Barcodes | Oxfam https://www.oxfamamerica.org/explore/issues/humanitarian-response-and-leaders/hunger-and-famine/behind-the-barcodes/

18 https://www.nytimes.com/2023/12/28/us/migrant-child-labor-audits.html

19 Id.

20 https://www.thekrogerco.com/wp-content/uploads/2022/02/Kroger-Human-Rights-Policy-Feb-2022.pdf

21 For a comprehensive guidance document to best practices in HRIAs, see https://oxfamilibrary.openrepository.com/bitstream/handle/10546/621501/gd-oxfam-hria-framework-260523-en.pdf?sequence=1

22 https://www.thekrogerco.com/wp-content/uploads/2022/02/Kroger-Human-Rights-Policy-Feb-2022.pdf

23 https://www.thekrogerco.com/wp-content/uploads/2023/06/Kroger_Mixed-Greens-HRIA-Report-June-FINAL-2023.pdf

24 https://www.bsr.org/en/reports/twitch-human-rights-impact-assessment

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